

April 25, 2013

Via E-mail
Ms. Laurel J. Krzeminski
Senior Vice President and Chief Financial Officer
Granite Construction Incorporated
585 West Beach Street
Watsonville, CA  95076

      **RE:    Granite Construction Incorporated**
                 **Form 10-K for the Year ended December 31, 2012**
                 **Filed March 1, 2013**
                 **File No. 1-12911**

Dear Ms. Krzeminski:

      We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 37

Cash Flows, page 37

2.  Please revise your disclosure to provide a more robust discussion of changes in operating, investing and financing cash flows for each of the periods presented.  For example, please expand your explanation to address the specific items within working capital that affected

operating cash flows. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations.

Covenants and Events of Default, page 40

3. We note that subsequent to December 31, 2012, one of your consolidated real estate entities was in default under a debt agreement and is currently in discussions with the lender to revise the terms of the defaulted debt agreement. Please enhance your disclosure to explain why the entity did not make the payment and further discuss the impact if your consolidated real estate entity is not able to revise the terms of the defaulted debt agreement. Please also tell us what consideration you gave as to whether the failure to make a timely payment affects the classification of the related debt as current or noncurrent.

Item 15. Exhibits, Financial Statement Schedules, page 46

Note 1. Summary of Significant Accounting Policies, page F-7

Revenue Recognition – Construction Contracts, page F-8

4. Please enhance your disclosure to clarify how you account for pre-contract costs.

5. Please disclose as of each balance sheet date the amounts of progress payments netted against contract costs, as well as the amounts of advances that are on account of work in progress. Refer to Rule 5-02.6(d)(iii) of Regulation S-X and ASC 910-20-50-1b, as well as ASC 910-405-50-2.

Note 4. Fair Value Measurement, page F-16

6. Please enhance your disclosure to present a reconciliation of the beginning and ending balances for fair value measurements using significant unobservable inputs (Level 3) in accordance with ASC 820-10-50-2(c).

Note 20. Business Segment Information, page F-41

7. You include disclosure on pages 5 and F-18 regarding customers who represent more than ten percent of your revenues. Please also disclose the identity of the segment(s) that reports the revenues derived from your customers who represent more than ten percent of your revenues for each period presented. See ASC 280-10-50-42.

Signatures

8. Please confirm whether your Chief Accounting Officer or Controller has signed the Form 10-K in that capacity. Additionally, in future filings, please ensure your Chief Accounting

Officer or Controller identify that he or she has signed the Form 10-K in that capacity. Refer to General Instruction D to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief